File No 82-4331

06015931

UNITED REEF
LIMITED

SUPPL

QUARTERLY REPORT
FOR THE SIX MONTHS ENDED MAY 31, 2006
AND
MANAGEMENT'S DISCUSSION & ANALYSIS

15 Toronto Street, Suite 600
Toronto ON M5C 2E3
Tel: (416) 368-3332/Fax: (416) 368-8957
E-mail: info@unitedreef.com

UNITED REEF LIMITED

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3
Tel: 416-368-3332
Fax: 416-368-8957
E-mail: info@unitedreef.com

REPORT TO SHAREHOLDERS

July 26, 2006

Dear Shareholders:

The Company's unaudited interim financial statements and related Management's Discussion and Analysis for the period ended May 31, 2006 accompany this report. There were no material events which took place during the quarter ended May 31st. Management has continued its efforts to generate additional exploration projects in which the Company may elect to participate with our principal focus remaining on the Company's participation in the oil and gas sector.

In this regard, we are pleased to report that during the quarter we continued to advance discussions regarding the Company's potential participation in a new oil and gas exploration venture in North America. As indicated in our recent reports to shareholders, we have also investigated several precious and base metal opportunities presented to us. During the quarter, discussions were terminated with a group who had presented a base metal and platinum group elements project in northern Ontario to us for consideration. We are continuing to evaluate another precious/base metal project.

We were advised by RSM Production Corporation (RSM) that representatives of RSM met with President Bozizé of the Central African Republic (CAR) and other government representatives in New York in early June to discuss the status of the unresolved dispute between RSM and CAR. The key issue in RSM's dispute with CAR, remains CAR's failure to acknowledge the suspension of RSM's contract due to force majeure. We remain hopeful that the meeting in June will lead to further discussion between RSM and CAR in the near future.

No new work was undertaken during the quarter on our Nickel Offsets project in the Sudbury area, as we await advice from our joint venture partner for this project, as to their intention to fund a work program for 2006. We continue to monitor with interest the heightened level of claim staking and exploration activity in the North Range area of the Sudbury basin surrounding the Nickel Offsets property.

Yours truly,

UNITED REEF LIMITED

"Signed"

Michael D. Coulter
President

UNITED REEF LIMITED
Management's Discussion and Analysis of Financial Condition and Results of Operations

The following should be read in conjunction with United Reef Limited's ("United Reef" or the "Company") unaudited financial statements for the six-months ended May 31, 2006, with comparative figures for the six-month period ended May 31, 2005. The unaudited financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise indicated. Additional information about the Company is available on the SEDAR website at www.sedar.com, on CNQ's website at www.cnq.ca and on the Company's website at www.unitedreef.com

Overview

United Reef is a natural resource exploration company, founded in 1948 and currently holds interests in two projects; an oil & gas exploration project located in northeastern Central African Republic ("CAR") and a past-producing nickel-copper property in the Sudbury area, Ontario. The Company's projects do not presently contain any known reserves or resources.

Independent technical reports were commissioned by the Company on each of its projects. In the case of the oil & gas project, a report prepared pursuant to the guidelines of *National Instrument No. 51-101* and in the case of the Sudbury area project, pursuant to the guidelines of *National Instrument 43-101* have been filed. Copies of these reports are available for viewing on the SEDAR and CNQ websites referred to above.

The Company's common shares are listed for trading on the TSX Venture Exchange under the symbol "URP" and on the CNQ Stock Exchange under the symbol "URPL".

In order for the Company to participate in, and advance its exploration projects, it will be required to continue to raise new equity financing through the capital markets.

Overall Performance

No material events have occurred subsequent to the issuance of the Company's annual Management's Discussion and Analysis report dated March 22, 2006. Substantial portions of that report are repeated here as they relate to the Company's overall performance, updated as appropriate.

Management remains disappointed by the lack of progress on the resolution of the issues stemming from the RSM Production Corporation ("RSM") and CAR contract dispute. In spite of numerous meetings and communications with senior members of the CAR government between July and October, 2005 by Company and RSM representatives, no progress was made by RSM on the key issue of CAR's failure to acknowledge suspension of RSM's contract due to force majeure. As a result, RSM exercised their right under their agreement with CAR to have an expert appointed to attempt to mediate a resolution of the dispute. The unresolved dispute has delayed the start of any new exploration on the project.

Based on management's technical due diligence of the RSM permit area and the resulting positive potential for oil and gas exploration on the permit, the Company continues to monitor the RSM/CAR situation closely.

The cost of maintaining and exploring the Nickel Offsets project is being funded by the Company's joint venture partner, International CHS Resource Corporation. The CAR oil & gas project will not require the Company to make significant expenditures until such time as the RSM Contract dispute is resolved and an exploration program commences. As a result of the lack of advancement of the Company's existing projects during 2005, management continues to seek new exploration opportunities for the Company.

Oil & Gas Project, CAR

In September 2004 the Company finalized an agreement, which gives the Company the right to earn a 25% interest in RSM Production Corporation's ("RSM") oil & gas exploration permit in the CAR. RSM obtained its rights pursuant to a *Petroleum Exploration and Exploitation Contract* (the "RSM Contract") with the State of CAR, which became effective in November 2000. The agreement governs the exploration and development of a 55,504-km^2 permit area, located in northeastern CAR along the Chad border. RSM declared "force majeure" under the terms of the RSM Contract in April 2003 as a result of continuing civil unrest in CAR which began in 2001. A coup took place in CAR in March, 2003 and a transitional government was formed shortly thereafter. The transitional government acknowledged to RSM in November 2003 that events of force majeure had occurred in the country. A new democratically elected government was formed in CAR in June, 2005.

The RSM permit covers the majority of the Doseo and Salamat Basins in northern CAR. These basins are part of the West and Central African Rift System ("WCARS"), which extends from Nigeria to Kenya. Several significant petroleum deposits have been discovered and are currently being produced in the WCARS, including an Exxon-led development in southern Chad, approximately 300 kilometres from the RSM permit.

The Salamat Basin portion of the RSM permit has an extensive 2D-seismic data base shot across it. Fifteen defined prospects have been interpreted from this data by the Company's consultants within the RSM permit, ranging in size from 200 hectares to 6,500 hectares. Only one oil & gas exploration well has ever been drilled (1986) in the CAR and lies within the (Salamat Basin) RSM permit. The well had extensive oil staining in the upper 4,500 feet of the section but did not test any hydrocarbons and was abandoned. There are reported hydrocarbon discoveries on the Chad portion of the Doseo Basin.

The Company may earn its interest in RSM's permit area by funding 50% of the cost to acquire 2,000 line kilometres of new 2D-seismic data over areas of the permit not previously covered and by funding 50% of the cost to drill the first eight exploration wells on the permit.

Project Status

The Company has been advised by RSM that the mediation process to resolve RSM's dispute with CAR, initiated by RSM, has ended. The appointed mediator declared that the parties could not agree on his mandate or responsibilities for his fees. RSM has advised United Reef that they plan to contact senior CAR government officials to request a meeting before taking further action.

At this time management is unable to estimate the timing of and/or the outcome of a resolution of these matters.

Nickel Offsets Project, Sudbury

The Company presently holds a 100% interest in this approximately 885-acre property consisting of both patented and unpatented mining claims. The property includes the past-producing Nickel Offset (Ross) Mine (1943-1957) and is being evaluated for its nickel, copper and platinum group metals ("PGE") potential. Effective December 29, 2004, International CHS Resource Corporation ("CHS") exercised an option granting CHS the right to acquire a 50% working interest in the property. CHS has agreed to expend a total of $2.8 million in staged exploration expenditures on the property over four years. During the option earn-in period, CHS will make aggregate cash payments of $107,000 and issue 400,000 CHS common shares to the Company. The Company will remain the operator of the project and manage recommended exploration programs to be funded by CHS, until such time as CHS has earned their 50% interest in the property.

During 2005 diamond-drilling and tailings sampling programs were completed on the property. Approximately 1,800 metres of NQ diamond drill core was recovered from nine completed holes. A summary report of the programs has been prepared by independent consultants and results of the program were announced in a press release dated October 26, 2005. No significant copper-nickel-PGE mineralization was located from the diamond drilling and tailings sampling programs. The consultants recommend that a complete re-assessment of available geophysical data for the property be undertaken prior to any further diamond drilling.

Effective January 31, 2006 the Company concluded an agreement with CHS to amend the timing of certain obligations of CHS under their option agreement. The terms of the amending agreement are set out in note 4(a) to the unaudited financial statements for the period ended May 31, 2006. The Company is awaiting advice from CHS to initiate the recommendations of the consultants.

Results of Operations

May 31, 2006 vs.May 31, 2005

The Company's current assets increased $808,458 to $1,246,848 at May 31, 2006 from $438,390 at May 31, 2005 primarily due to an increase in cash to $1,222,373 from $423,534 at May 31, 2005. Capitalized expenditures on the oil & gas exploration project increased $155,078 to $309,515 while the Nickel Offsets property balance decreased to $150,793, due to recoveries, at the end of the period compared with balances of $154,437 and $165,143, respectively, at May 31, 2005.

The Company's current liabilities decreased by $223,575 to $26,401 (2005 – $249,976) at the end of the period. The Company does not have any long term liabilities.

The Company had no revenues during the periods reviewed.

General and administrative expenses for the six months ended May 31, 2006 were $193,934 compared to $258,959 at May 31, 2005, before the recognition of interest income. The net loss for the period was $77,047 after taking into account a gain on sale of investments during the quarter of $93,452, as compared to a loss of $257,335 at May 31, 2005.

A breakdown of the Administration expense component of the Statement of Operations and Deficit are provided below for the relevant periods.

For the six months ended May 31	**2006**	**2005**
Salaries	$ 41,144	$ 28,784
Administrative and accounting fees	29,630	30,650
Office and general	13,554	15,241
Rent	14,393	11,337
Communications	3,012	1,608
Travel	1,924	568
Total	**$103,657**	**$88,188**

May 31, 2006 vs. November 30, 2005

During the six month period ended May 31, 2006 the Company's current assets decreased by $145,650 to $1,246,848 from $1,392,498 at November 30, 2005. Capitalized expenditures on the oil & gas exploration property increased by $24,411 to $309,515, while the Nickel Offsets property balance

decreased to $150,793, due to recoveries, at the end of the period compared with balances of $281,104 and $167,293, respectively, at the year end.

The Company's current liabilities for the six month period ended May 31, 2006 decreased $42,966 to $26,401 compared to a balance of $69,367 at the year end. The Company does not have any long term liabilities.

Stock-based Compensation

The Company has a stock-based compensation plan, which is used to compensate directors, officers and employees of the Company and consultants to the Company. The Company accounts for all stock-based payments using the fair value based method. Under the fair value based method, compensation cost attributable to options granted is measured at fair value at the grant date and amortized on a straight line basis over the vesting period of the options. No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

Summary of Quarterly Results

The following table sets out selected unaudited financial information for the Company for the quarters identified.

	2006		2005				2004	
	Q2	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**
Revenue	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil
Net income (loss)	4,930	(81,977)	(94,119)	(96,173)	(153,376)	(103,959)	(146,537)	(61,173)
Net income (loss) per share	0.00	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)
Net income (loss) per share, fully diluted	0.00	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total assets	1,740,374	1,768,162	1,858,730	1,991,987	868,312	912,393	880,987	879,138
Working capital surplus	1,220,447	1,227,975	1,323,131	1,443,812	188,414	432,433	536,081	603,733

Liquidity and Capital Resources

At May 31, 2006 the Company had cash resources of $1,222,373 compared to $423,534 at May 31, 2005 and $1,369,105 at the year-ended November 30, 2005. At May 31, 2006 the Company had a working capital surplus of $1,220,447 (defined as the difference between current assets and current liabilities) compared with a surplus of $188,414 at May 31, 2005 and a surplus at November 30, 2005 of $1,323,131.

For the foreseeable future the Company will remain dependent on the issuance of further shares to raise funds to explore its properties and to pay its operating expenses.

Outstanding Share Data

The following table sets out the number of shares, warrants and options outstanding at July 19, 2006 and November 30, 2005.

	July 19, 2006	November 30, 2005
Common shares	63,660,287	63,660,287
Common share purchase warrants	6,378,918	9,918,918
Broker's warrants	860,627	2,273,440
Common share purchase options	3,300,000	3,700,000

The exercise terms of the warrants and options are set out in Note 6 to the interim financial statements for the period ended May 31, 2006.

Related Party Transactions

Related party transactions are set out in Note 5 to the interim financial statements for the period ended May 31, 2006.

Forward Looking Statements

This management's discussion and analysis may contain certain forward looking statements relating, but not limited to, the Company's operations, anticipated financial performance, business prospects and strategies. Forward looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, as identified under "Risks and Uncertainties" below, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive, regulatory and business conditions. The Company disclaims any responsibility to update any such forward-looking statements. Readers should not place undue reliance on forward-looking statements.

Risks and Uncertainties

The Company's business is subject to risks inherent in oil & gas and mineral exploration and the future development of operations on its projects. In addition, there are risks associated with the Company's proposed exploration activity, in the case of its oil and gas project, in a foreign jurisdiction. The Company has identified certain risks pertinent to its business including: exploration and reserve risks, drilling and operating risks, costs and availability of materials and services, access to capital markets and the requirement for additional capital, loss of or changes to joint venture or related agreements, economic and sovereign risks, the possible effects of less developed legal systems, reliance on strategic relationships, market risk, volatility of future oil & gas and metal prices and foreign currency risk.

Management attempts to monitor, assess and mitigate certain of these risks by retaining experienced professionals and using modern exploration technology. The Company has focused on developing a project in a known hydrocarbon-producing region and in a country where the Company has considerable operating experience. Neighbouring countries, Sudan and Chad, have hosted the successful development of significant oil & gas projects through the participation of foreign oil & gas companies. Existing oil pipelines in Chad and Sudan are in reasonable proximity to the CAR project. The Company has re-established contacts and relationships with consultants in the CAR to monitor economic and political developments and to assist with operating, administrative and legal matters. However, there will remain certain risks over which the Company has little or no control.

July 19, 2006
Toronto, Ontario

UNITED REEF LIMITED
NOTICE TO SHAREHOLDERS
FOR THE SIX MONTHS ENDED MAY 31, 2006

Responsibility for Financial Statements

The accompanying financial statements for United Reef Limited have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the November 30, 2005 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement

The auditors of United Reef Limited have not performed a review of the unaudited financial statements for the six-month periods ended May 31, 2006 and May 31, 2005.

UNITED REEF LIMITED
Balance Sheet
(Expressed in Canadian dollars)

	May 31, 2006 (unaudited)	November 30, 2005 (audited)
ASSETS		
Current		
Cash	$ 1,222,373	$ 1,369,105
Sundry receivables	21,237	20,075
Due from joint venture partner (Note 2)	3,238	3,318
	1,246,848	1,392,498
Investments (Note 3)	12,000	15,917
Investment in exploration properties (Note 4)	475,435	448,400
Other assets (net)	6,091	1,915
	$ 1,740,374	$ 1,858,730
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 15,592	$ 58,483
Due to a related party (Note5(a))	10,809	10,884
	26,401	69,367
SHAREHOLDERS' EQUITY		
Capital Stock (Note 6)	19,437,237	19,440,508
Contributed surplus:		
Warrants (Notes 6(c) and (d))	298,635	298,635
Stock Options (Note 6(e))	65,308	60,379
Deficit	(18,087,207)	(18,010,159)
	1,713,973	1,789,363
	$ 1,740,374	$ 1,858,730

Commitments and Contingencies (Note 4(b))

See accompanying notes to the financial statements.

UNITED REEF LIMITED
Statement of Operations and Deficit
(Expressed in Canadian dollars)
(unaudited)

	For the three months ended May 31, 2006	For the three months ended May 31, 2005	For the six months ended May 31, 2006	For the six months ended May 31, 2005 (Note 7)
Revenue	$ -	$ -	$ -	$ -
Expenses				
Administration	46,665	48,575	103,657	88,188
Management fees	15,000	29,985	30,000	30,000
Insurance	3,951	607	8,428	9,516
Shareholders' information and filing fees	11,240	33,069	17,432	41,299
Audit	5,400	-	5,400	9,000
Transfer Agent	10,492	14,847	11,839	16,641
Legal	8,459	4,386	8,459	13,358
Advertising and promotion	(1,730)	21,373	(1,375)	48,880
Foreign exchange (gain) loss	2,680	(1,914)	5,165	(5,773)
Stock-based compensation	2,240	3,250	4,929	7,850
Loss before the following	(104,397)	(154,178)	(193,934)	(258,959)
Interest and other income	15,874	802	23,434	1,624
Gain on sale of Investments	93,452	-	93,452	-
Net income (loss) for the period	4,930	(153,376)	(77,047)	(257,335)
DEFICIT, beginning of period	(18,092,136)	(17,666,491)	(18,010,159)	(17,562,532)
DEFICIT, end of period	$ (18,087,207)	$ (17,819,867)	$ (18,087,207)	$ (17,819,867)
Income (loss) per share for the period (Note 6(f))	$ 0.00	$ (0.00)	$ (0.00)	$ (0.00)

See accompanying notes to the financial statements.

UNITED REEF LIMITED
Statement of Cash Flows
(Expressed in Canadian dollars)
(unaudited)

	For the three months ended May 31, 2006	For the three months ended May 31, 2005	For the six months ended May 31, 2006	For the six months ended May 31, 2005
Operating activities				
Net income (loss) for the period	$ 4,930	$ (153,376)	$ (77,047)	$ (257,335)
Gain on sale of investments	(93,452)	-	(93,452)	-
Stock-based compensation	2,240	3,250	4,929	7,850
	(86,282)	(150,126)	(165,570)	(249,485)
Non-cash items:				
Sundry receivables	(5,315)	(2,541)	(1,163)	(3,648)
Accounts payable and accrued liabilities	(33,903)	189,371	(42,890)	213,449
	(125,500)	36,704	(209,623)	(39,684)
Investing activities				
Increase in investments	-	-	(6,500)	(10,000)
Proceeds on sale of investments	103,869	-	103,869	-
Increase in other assets	(4,176)	-	(4,176)	(2,471)
Expenditures on exploration properties	(20,938)	(6,443)	(27,035)	(20,760)
	78,755	(6,443)	66,158	(33,231)
Financing activities				
Issuance of common shares for cash	-	-	(3,271)	22,500
Decrease (increase) in due from joint venture partn(	(2,859)	(171,468)	80	(87,451)
(Decrease) increase in due to a related party	(675)	692	(75)	862
	(3,534)	(170,776)	(3,266)	(64,089)
Change in cash	(50,279)	(140,515)	(146,731)	(137,004)
CASH, beginning of period	1,272,653	564,049	1,369,105	560,538
CASH, end of period	$ 1,222,374	$ 423,534	$ 1,222,374	$ 423,534

See accompanying notes to the financial statements.

(Expressed in Canadian dollars)

1. Significant Accounting Policies

The unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended May 31, 2006 are not necessarily indicative of the results that may be expected for the year ending November 30, 2006.

The balance sheet at November 30, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited financial statements for the year ended November 30, 2005, except that the Company recorded, as an asset, exploration expenditures made on behalf of its joint venture partner in the Nickel Offsets project. These expenses are being incurred by the Company, in its capacity as operator of the Nickel Offsets project, and are to be reimbursed by the joint venture partner. See Note 2. For further information, refer to the financial statements and notes thereto included in the Company's annual audited financial statements for the year ended November 30, 2005.

2. Due from Joint Venture Partner

Nominal exploration expenditures were incurred on the Nickel Offsets project to May 31, 2006. International CHS Resource Corporation ("CHS") is obligated to reimburse the Company for exploration expenditures incurred on CHS's behalf on any exploration programs carried out on the Nickel Offsets property as part of CHS' work commitment to earn a 50% interest in the property. The Company is awaiting advice from CHS to initiate an exploration program to be carried out on the Nickel Offsets property (see Note 4(a)) during 2006.

3. Investments

(a) AXMIN Inc. ("AXMIN")

During April and May the Company sold its remaining 100,000 common shares of AXMIN to hold nil (2005 – 100,000) for a gain of $93,452. AXMIN is in the process of exploring its mineral properties in the Central African Republic ("CAR") and several other African countries. The Company holds a 2% net smelter royalty on their CAR Bambari project.

(b) International CHS Resource Corporation ("CHS")

At May 31, 2006 the Company held 200,000 (2005 – 100,000) common shares of CHS. CHS' shares closed at $0.11 on May 26, 2006, the date the shares last traded

(Expressed in Canadian dollars)

prior to the period end. The carrying value of the 200,000 shares is $12,000. See Notes 2 and 4.

4. Investment in Exploration Properties

Property Description	Opening Balance at December 1, 2005	Expenditures	Recoveries	Closing Balance at May 28, 2006
Nickel Offsets, Sudbury area, Ontario (Note 4(a))	$167,293	-	(16,500)	$150,793
Oil & Gas Project, Central African Republic (Note 4(b))	281,104	28,411	-	309,515
Exploration research	-	15,124	-	15,124
Other	3	-	-	3
	$448,400	$43,535	(16,500)	$475,435

(a) The Company holds a 100% interest in 12 patented and 5 unpatented mining claims located in Foy Township, Sudbury Mining Division, Ontario. The Company has granted an option to International CHS Resource Corporation ("CHS") whereby CHS may acquire a 50% working interest in the property by expending a total of $2.8 million in staged exploration expenditures on the property by October 31, 2008. Under the terms of the option agreement the Company is the operator of exploration programs carried out on the property.

During the first quarter the Company finalized an agreement with CHS to amend the timing of certain obligations of CHS under the option agreement dated December 29, 2004. The amending agreement entered into with CHS effective January 31, 2006 provided for an immediate cash payment of $10,000 (received March 3, 2006), the issuance of 100,000 common shares of CHS to the Company and a commitment for exploration expenditures on the Nickel Offsets property of $75,000 prior to October 31, 2006. The amending agreement further provides for a cash payment of $32,500 on each of October 31, 2006 and October 31, 2007; the issuance of 100,000 common shares of CHS to the Company on each of October 31, 2006 and October 31, 2007; and exploration expenditures by CHS of $750,000 and $1,625,000 during the twelve-month periods ending on October 31, 2007 and October 31, 2008, respectively.

(b) The Company has the right to earn a 25% interest in RSM Production Corporation's ("RSM") 55,504 $km^{(2)}$ oil & gas exploration permit area in the Central African Republic ("CAR").

The Company may earn its interest in RSM's permit area by funding 50% of the cost to acquire 2,000 line kilometres of new 2D-seismic data over areas of the permit not previously covered and by funding 50% of the cost to drill the first eight exploration wells on the permit.

Expenditures during the period relate to professional consulting services, travel and communication costs related to the project.

(Expressed in Canadian dollars)

During the period the Company was advised by RSM that the mediation process to resolve RSM's dispute, initiated by RSM, had ended. The appointed mediator declared that the parties could not agree on his mandate or responsibilities for his fees. RSM advised the Company that they plan to contact senior CAR government officials to request a meeting before taking further action. The dispute concerns the Petroleum Exploration and Exploitation Contract (the "RSM Contract") executed on December 17, 1999, which became effective November 24, 2000 by Presidential Decree, between RSM and CAR and the failure by CAR to acknowledge suspension of the RSM Contract due to force majeure.

5. Related Party Transactions

(a) *Due to a Related Party*

During the period, the Company incurred expenditures in the amount of $74,022 (2005 - $82,557) for rent, accounting, administrative and management services provided by M.D. Coulter & Associates Inc. ("MDC"), a company whose shareholders are the President and Secretary of the Company. At May 31, 2006 the Company was indebted to MDC for $10,809 (2005 - $14,434).

(b) During the period, the Company incurred expenditures in the amount of $9,019 for consulting services and out-of-pocket expenses provided by Paul MacKay Geoconsulting Ltd. ("MacKay"), which is owned by Paul MacKay, who was appointed the Company's Vice-President, Oil & Gas effective June 2, 2005.

(c) During the period, the Company incurred expenditures in the amount of $8,459 (2005 - $13,358) for professional fees paid to Macleod Dixon LLP, a law firm of which Richard Lachcik, a director of the Company, is a partner.

6. Capital Stock

(a) *Authorized Capital:* Unlimited number of common shares without par value.

(b) *Issued Share Capital*:

Common Shares	Number of Common Shares	Amount
Balance at November 30, 2005	63,660,287	$19,440,508
Share issuance costs (i)	-	(3,271)
Balance at May 31, 2006	63,660,287	$19,437,237

(i) Costs relating to the private placement which closed on August 11, 2005.

(Expressed in Canadian dollars)

(c) *Common Share Purchase Warrants*

	Number of Common Share Purchase Warrants	**Value Assigned $**
Balance at November 30, 2005 and May 31, 2006	9,918,918	250,757

At May 31, 2006 the following common share purchase warrants were outstanding:

- 3,540,000 common share purchase warrants exercisable at $0.15 per share until June 22, 2006. See Note 8;
- 1,000,000 common share purchase warrants exercisable at $0.15 per share until September 28, 2006.
- 5,378,918 common share purchase warrants exercisable at $0.20 per share until August 11, 2007

(d) *Broker's Warrants*

	Number of Broker's	**Value Assigned $**
Balance at November 30, 2005	1,515,627	48,238
Expired	655,000	-
Balance at May 31, 2006	860,627	48,238

At May 31, 2006 the following Broker's Warrants were outstanding:

- 860,627 Broker's Warrants exercisable at $0.15 until August 10, 2007 into units. Each unit consists of one common share and one-half of a common share purchase warrant exercisable at $0.20 until August 10, 2007.

(e) *Common Share Purchase Options:*

At the Annual and Special Meeting of shareholders held on June 2, 2005, shareholders approved the adoption of a new stock option plan of the Company, the 2005 Stock Option Plan (the "Plan"). A total of 7,500,000 common shares of the Company are reserved for grant under the Plan. The Plan governs the granting and exercise of options issued to directors, officers, employees and consultants of the Company. No options were granted or exercised during the period. 400,000 options expired during the period.

(Expressed in Canadian dollars)

At May 31, 2006 the following Common Share Purchase Options were outstanding:

- 2,000,000 options to purchase common shares exercisable at $0.15 per share until December 3, 2006.
- 800,000 options to purchase common shares exercisable at $0.15 per share until July 12, 2007.
- 500,000 options to purchase common shares exercisable at $0.15 per share until June 7, 2008.

During the period ended May 31, 2006, the Company recognized a stock based compensation expense of $4,929.

(f) *Loss Per Share*

Loss per share is calculated using the weighted average number of shares outstanding during the period which was 63,660,287 shares (2005 – 52,902,453).

7. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current period's financial statement presentation.

8. Subsequent Events

3,540,000 Common Share Purchase Warrants expired, unexercised, on June 22, 2006. See Note 6(c).